Exhibit 99.1

GOLD RESERVE ANNOUNCES INTENTION TO RETURN BETWEEN
US$90 MILLION AND US$100 MILLION TO SHAREHOLDERS AND DATE FOR

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Spokane, Washington, March 27, 2019                                                                        NR 19-03

Gold Reserve Inc. (TSXV: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) today finalized its plan to distribute a portion of the funds received in connection with the July 2016 settlement agreement, as amended (the “Settlement Agreement”), pursuant to which the Bolivarian Republic of Venezuela (“Venezuela”) agreed to pay the Company $1.032 billion to satisfy the award (including interest) granted in the Company’s favour by the International Centre for Settlement of Investment Disputes and to purchase mining data related to the Company’s Brisas Project. To date, the Company has received approximately $276 million under the terms of the Settlement Agreement with approximately $756 million remaining to be paid by Venezuela.

The board of directors of the Company (the “Board”) has approved the distribution of between US$0.91 and US$1.01 in cash per Class A common share of the Company (the “Class A Shares”), or between approximately US$90 million and US$100 million in the aggregate, to holders of Class A Shares (the “Shareholders”) as a return of capital (the “Return of Capital Transaction”). A final decision on the amount to be distributed will be made closer to the date of the Company’s next meeting of Shareholders. The Return of Capital Transaction is intended to occur on a tax-efficient basis for Canadian income tax purposes.

The Return of Capital Transaction is to be completed pursuant to a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) and requires approval by the Alberta Court of Queen’s Bench (the “Court”) and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. The Company will seek to obtain an interim order of the Court approving the Return of Capital Transaction on April 16, 2019. Shareholder approval will be sought at the Company’s annual and special meeting of Shareholders to be held at 999 W. Riverside Avenue, 7th Floor, Masthead Suite, Spokane, Washington, USA on June 13, 2019 at 9:30 a.m. (Pacific daylight time).

The Board is unanimously recommending that Shareholders vote in favor of the completion of the Return of Capital Transaction. If Shareholder and Court approval are obtained, Gold Reserve expects to effect the Return of Capital Transaction by the end of June 2019.

Full details of the Return of Capital Transaction will be described in the Company’s management proxy circular and other related materials. Those documents are expected to be mailed to Shareholders, filed with applicable Canadian securities regulatory authorities and made available without charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and posted on the Company’s website at www.goldreserveinc.com, on or about May 9, 2019.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the final terms and successful completion of the Return of Capital Transaction, the receipt of all necessary Shareholder, Court, and other regulatory approvals in respect of the Return of Capital Transaction, and future payments under the Settlement Agreement. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the timing for the approval and implementation of the Return of Capital Transaction, the anticipated tax treatment for Shareholders of the Return of Capital Transaction, the risks that payments due under the Settlement Agreement continue to be delayed, the Company may not receive future payments due under the Settlement Agreement, the Company may not be able to repatriate payments that are received, imposition of further sanctions by the U.S., Canada or other jurisdictions that may negatively impact the Company’s ability to freely transfer funds from Venezuela or our ability to do business in Venezuela.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2017 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2017 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.